August 12, 2010

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Mail Stop 3561
U.S. Securities and Exchange Commission
Washington, DC 20549-3561

RE:	Steven Madden, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010
File No. 000-23702

Dear Mr. Reynolds:

On behalf of Steven Madden, Ltd. (the “Company”), set forth below are our responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated May 27, 2010 (the “Comment Letter”) regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2009. The Company’s responses follow the text of the comments raised in the Comment Letter which is set forth below.

Item 15. Exhibits and Financial Statement Schedules

1.     We note your response to comment two in our letter dated April 30, 2010, and we re-issue that comment. We note that you failed to include the exhibits, schedules, or annexes to some of your filed exhibits. Please file a complete copy of Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, and 10.6 to the Form 8-K filed on July 16, 2009, and Exhibit 10.1 to the Form 8-K filed February 11, 2010, with your next Exchange Act report.

We advise the Staff that, in response to the Staff’s comment, the Company will re-file, with its next Quarterly Report on Form 10-Q, a complete copy of each of Exhibits 10.1 through 10.6, filed with the Company’s Current Report on Form 8-K filed with the Commission on July 16, 2009, to include all exhibits thereto, respectively.

As to Exhibit 10.1, filed with the Company’s Current Report on Form 8-K filed with the Commission on February 11, 2010, we advise the Staff that this exhibit, a stock purchase agreement between the Company and the seller of a business acquired by the Company, was inadvertently filed under exhibit reference 10 (pursuant to Item 601(b)(10) of Regulation S-K - Material Contracts) and should properly have been filed under exhibit reference 2 (pursuant to Item 601(b)(2) of Regulation S-K - Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession). In response to the Staff’s comment, the Company intends to re-file the stock purchase agreement, including all exhibits thereto, under the appropriate exhibit 2 reference with the Company’s next Quarterly Report on Form 10-Q but will exclude the disclosure schedules to the stock purchase agreement as allowed by Item 601(b)(2) of Regulation S-K on the basis that the information contained therein is not material to an investment decision or is otherwise disclosed in the agreement or the Report. The stock purchase agreement, when re-filed will include a list briefly identifying the contents of all omitted schedules and the Company hereby advises the Staff of its agreement to furnish, supplementally, a copy of any omitted schedule to the Commission upon its request.

John Reynolds, Assistant Director
August 12, 2010

* * * *

In connection with this response, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Annual Report; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

  * * * *

The Company welcomes the opportunity to discuss any aspect of this letter with you further. Should there be questions regarding our responses or should the Staff require additional information, please contact the undersigned at (718) 308-2215 or the Company’s counsel, Michele Vaillant, Esq. of McCarter & English, LLP, at (973) 639-2011. Thank you.

Very truly yours,

/s/ Arvind Dharia
Arvind Dharia
Chief Financial Officer

cc:	Damon Colbert
Pamela Howell